January 24, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Pacific Premier Bancorp, Inc. Registration Statement on Form S-4 (File No. 333-184876)

Dear Mr. Schiffman:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated January 18, 2013 (the “Comment Letter”), regarding Amendment No. 2 to the registration statement on Form S-4 that the Company filed with the Commission on January 15, 2013 (the “Registration Statement”).  We also have revised the Registration Statement in response to the Staff’s comments and are filing, concurrently with this letter, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that reflects these revisions.  In connection with this letter and the filing of Amendment No. 3, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement as filed on January 15, 2013.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Form S-4

Summary, page 4

1.                                      We acknowledge your response on page 27 to comment two of our letter to you dated January 4, 2013. Please make similar changes in your tables that cite common shares and selected financial ratios on page 23 and 25 to disclose the changes attributable to the increases in outstanding shares as a result of your sales of securities both before and after December 31, 2012. As we requested, revise the “Parties” section on page 4 to update the aggregate percentage of shares beneficially owned by your major stockholders to reflect recent purchases and sales.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure and financial data in “Selected Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 22 of Amendment No. 3,  “Unaudited Comparative Per Share Data” beginning on page 25 of Amendment No. 3,  and “Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 125 of Amendment No. 3,  to provide, in each case, additional disclosure regarding changes attributable to the increase in outstanding shares of Company common stock as a result of the sale of 3,795,000 shares in the Company’s recently completed underwritten public offering (the “Offering”), as to which the closing of 3,300,000 shares and 495,000 shares occurred on December 11, 2012 and January 9, 2013, respectively.

Also, in response to the Staff comment, the “Parties” section on page 4 as well as page 76 of Amendment No. 3 has been updated to reflect the aggregate percentage of shares beneficially owned by the significant shareholders of the Company as reflected in Schedule 13Ds, 13Gs and 13Fs, including amendments thereto, on file with the Commission.

With respect to the beneficial ownership percentages of the Company’s common stock set forth on pages 4 and 76 of Amendment No. 3, such disclosure is based solely upon information provided in Schedule 13Ds, 13Gs and 13Fs, including amendments thereto, that are currently on file with the Commission.  The Company has no actual knowledge of any other purchases or sales of its common stock by its significant shareholders.

2.                                      We acknowledge your response on page 27 to comment three of our letter to you dated January 4, 2013. As we requested, disclose on page 7 the aggregate value of the mortgage related securities as of a recent date, the extent to which expenses as of a recent date exceed the threshold of $3.9 million and the effect on the amount of cash consideration.

RESPONSE:

In response to the Staff’s comment, the aggregate value of the First Associations Bank (“FAB”) mortgage-related securities as of a recent date, January 23, 2013, has been included on pages 7 and 49 in Amendment No. 3.

Also in response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 50 of Amendment No. 3 to reflect the current balance of FAB transaction expenses and FAB’s expectation that its expenses will not exceed the $3.9 million threshold.

Item 18

3.                                      Please provide the information required by Item 18(a)(7) of Form S-4.

RESPONSE:

In response to the Staff’s comment, the Company is amending the Registration Statement to include updated disclosure of the information required by Item 18(a)(7) of Form S-4 beginning on page 76 of Amendment No. 3 (“Item 18(a)(7) Disclosure”).  As discussed with the Staff,  the Item 18(a)(7) Disclosure in Amendment No. 3 does not include information under Item 401 of Regulation S-K relating to persons who are to be nominated for election to the Company’s board of directors for its next annual meeting of stockholders to be held in 2013.  This information is not included in Amendment No. 3 because the Company has not yet completed its deliberations and process with respect to director nominees.  Consistent with past practice, the Company expects to complete its director nomination process later in the first quarter of 2013.  The information required by Item 401 of Regulation S-K relating to director nominees will be included in either the Company’s annual report on Form 10-K for the year ended December 31, 2012 or, as permitted by Commission rules, the Company’s annual meeting proxy statement that it prepares in connection with its 2013 annual meeting of shareholders.

In connection with the Staff’s review of the Item 18(a)(7) Disclosure, the Company is advising the Staff that beginning with the 2013 fiscal year, the Company’s filing status changed from a “smaller reporting company” to an “accelerated filer,” as such terms are defined under Commission rules. In accordance with the Commission’s rules and related guidance,   the Company is permitted to continue to provide the scaled disclosure for a “smaller reporting company” under Item 402 of Regulation S-K until its quarterly report on Form 10-Q for the quarter ended March 31, 2013, which does not require a smaller reporting company to provide a Compensation Discussion and Analysis (“CD&A”). Therefore, the Item 18(a)(7) Disclosure in Amendment No. 3 does not include a CD&A.

As discussed with the Staff, the golden parachute compensation disclosure provided in Item 402(t) of Regulation S-K is not applicable to the Registration Statement.  Item 402(t) of Regulation S-K requires certain disclosure when there is a solicitation of proxies that is subject to the Commission’s proxy rules and disclosure is required by Section 14A(b)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or Item 14 of Schedule A pursuant to Note A of Schedule 14A.  As the Staff is aware, FAB is a privately held company whose securities are not registered under the Exchange Act, and, as a result, FAB’s solicitation of proxies of its shareholders is not subject to the Commission’s proxy rules, and FAB is not otherwise required to provide disclosure under Section 14A(b)(1) of the Exchange Act or Item 14 of Schedule 14A. In addition, the Company is not required to, and will not be, soliciting proxies from its shareholders in connection with its acquisition of FAB. Therefore, in accordance with Item 402(t) of Regulation S-K, the disclosure required by this Item is not included in the Registration Statement.

Unaudited Pro Forma Combined Consolidated Financial Date, page 102

4.                                      Please revise here and throughout the document, as applicable, to present the receipt of the offering proceeds and the issuance of the related shares associated with the December 11, 2012 offering before the historical and pro forma financial information related to FAB. Doing so will present a clearer snapshot of the company’s financial statements on a pro forma basis at September 30, 2012 as the offering has occurred while the proposed merger has yet to be voted on.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure and financial data in “Selected Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 22 of Amendment No. 3, “Unaudited Comparative Per Share Data” beginning on page 25 of Amendment No. 3, and “Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 125 of Amendment No. 3.

*******

If Amendment No. 3 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of FAB as soon as practical.  We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ Norman B. Antin
Norman B. Antin

cc:	Jonathan E. Gottlieb
Steven R. Gardner